As Filed with the Securities and Exchange Commission on December 24, 2003 Registration No. 333-110373

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                               FORM S-2/A-1

                          REGISTRATION STATEMENT
                                 UNDER THE
                          SECURITIES ACT OF 1933


                               CANEUM, INC.
          (Exact name of Registrant as Specified in Its Charter)


                 Nevada                            33-0916900
     (State or other jurisdiction of            (I.R.S. Employer
      incorporation or organization)           Identification No.)

                         170 Newport Center Drive
                                 Suite 220
                         Newport Beach, CA  92660
                              (949) 273-4000
 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                      Sukhbir Singh Mudan, President
                         170 Newport Center Drive
                                 Suite 220
                         Newport Beach, CA  92660
                              (949) 273-4000
         (Name, address, including zip code, and telephone number
                including area code, of agents for service)


                                Copies to:
                           Ronald N. Vance, P.C.
                              Attorney at Law
                             57 West 200 South
                                 Suite 310
                         Salt Lake City, UT  84101
                              (801) 359-9300
                           (801) 359-9310 (fax)
                             rnvance@qwest.net
                               _____________

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. |X|

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                      CALCULATION OF REGISTRATION FEE

                                Proposed        Proposed
Title of                        Maximum         Maximum
Shares            Amount To Be  Offering Price  Aggregate       Amount Of
To Be Registered  Registered    Per Unit (1)    Offering Price  Registration Fee
----------------  ------------  --------------  --------------  ----------------
Common Stock,     3,305,000     $0.75           $2,478,750      $229
$.001 par value
per share
________________
     (1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.


                          PRELIMINARY PROSPECTUS
                           SUBJECT TO COMPLETION
                          DATED DECEMBER 24, 2003

                               CANEUM, INC.
                     3,305,000 Shares of Common Stock


     We are registering a total of 3,305,000 shares of our common stock all of which are being offered by selling shareholders. This is our initial public offering. The selling shareholders will sell at a price of $0.75 per share until our shares are quoted on the Pink Sheets or on the Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

     There is no established public market for our common stock and we have arbitrarily determined the offering price. Although we hope to be quoted on the Pink Sheets or the OTC Bulletin Board, our common stock is not currently listed or quoted on any quotation service. There can be no assurance that our common stock will ever be quoted on any quotation service or that any market for our stock will ever develop.

     Investing in our stock involves risks. YOU SHOULD CAREFULLY CONSIDER THE RISK FACTORS BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

     The prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


             The date of this prospectus is ____________, 2003

                             TABLE OF CONTENTS

                                                                 Page
PROSPECTUS SUMMARY . . . . . . . . . . . . . . . . . . . . . . .  3

RECENT DEVELOPMENTS  . . . . . . . . . . . . . . . . . . . . . .  3

RISK FACTORS . . . . . . . . . . . . . . . . . . . . . . . . . .  4

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION . . . . . . .  6

USE OF PROCEEDS  . . . . . . . . . . . . . . . . . . . . . . . .  6

DETERMINATION OF OFFERING PRICE  . . . . . . . . . . . . . . . .  6

DILUTION . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6

SELLING STOCKHOLDERS . . . . . . . . . . . . . . . . . . . . . .  7

DESCRIPTION OF SECURITIES  . . . . . . . . . . . . . . . . . . . 10

PLAN OF DISTRIBUTION . . . . . . . . . . . . . . . . . . . . . . 10

PRIOR BLANK CHECK INVOLVEMENT  . . . . . . . . . . . . . . . . . 12

LEGAL MATTERS  . . . . . . . . . . . . . . . . . . . . . . . . . 13

EXPERTS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13

ADDITIONAL INFORMATION . . . . . . . . . . . . . . . . . . . . . 13

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE  . . . . . . . . 13

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
SECURITIES ACT LIABILITIES   . . . . . . . . . . . . . . . . . . 14


     This prospectus is accompanied by our annual report on Form 10-KSB for the fiscal year ended December 31, 2002, and the amendment thereto, and our quarterly report on Form 10-QSB for the fiscal quarter ended September 30, 2003, and the amendment thereto.

     We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                            PROSPECTUS SUMMARY

The Company

     Caneum, Inc. was incorporated under the laws of the State of Nevada on March 1, 2000, under the name "Saiph Corporation." On March 5, 2003, we changed the name of the Company to "SaiphT Corporation" and on July 21, 2003, we amended the articles of incorporation to change the name to "Caneum, Inc."

     We are a development stage company which commenced operations in December 2002, but did not generate revenues until first quarter of 2003. We provide business process outsourcing services, which means that we seek out and contract with technology companies with data entry, data collection, data gathering, software development, web design and development, and similar technology needs which are performed in-house or locally, but could be outsourced for less to third party providers contracted by us. In some instances, we also provide operational management consulting services to these clients in the area of information technology. Finally, we are actively engaged in seeking acquisition targets which would either complement the business process services we provide or would provide new markets for us.

     Our principal executive offices are located at 170 Newport Center Drive, Suite 220, Newport Beach, CA 92660. Our telephone number is (949) 273-4000. Our Internet address is www.caneum.com. The information on our Internet website is not incorporated by reference in this prospectus.

The Offering

     This offering relates to the offer and sale of 3,305,000 shares of our common stock by the selling stockholders identified in this prospectus.
The selling stockholders will determine when they will sell their shares. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders.

     The shares offered by the selling stockholders are already issued and outstanding and the resale of these shares by the selling shareholders will not affect the total number of outstanding shares. As of the date of this prospectus, we had 4,010,000 shares outstanding.

                            RECENT DEVELOPMENTS

     On December 8, 2003, we engaged Haskell & White LLP, Certified Public Accountants, as our independent auditors for the year ending December 31, 2003. The decision to retain Haskell & White LLP, and to dismiss Bierwolf, Nilson & Associates, the former independent auditor, was made by the Audit Committee of the Board of Directors on this date. The decision to dismiss Bierwolf, Nilson & Associates did not involve a dispute with us over accounting policies or practices. The report of Bierwolf, Nilson & Associates on our financial statements for the years ended December 31, 2002 and 2001, did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principals. In connection with the audit of our financial statements for these years ended December 31, 2002 and 2001, there were no disagreements with Bierwolf, Nilson & Associates for the annual periods and for the period up to the date of dismissal on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Bierwolf, Nilson & Associates, would have caused the firm to make reference to the matter in its reports.

     Neither we, nor anyone on our behalf, has consulted Haskell & White LLP regarding the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements, and neither written nor oral advice was provided by Haskell & White LLP that was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue.

                               RISK FACTORS

Risks Related to Our Business

     As a startup venture, we have engaged in a significant number of transactions with related parties which may not be deemed to have been at arm's length. As a new company, we have business relationships with some of our shareholders and prior officers and directors, to wit: we rent space from, and pay for office and consulting services on a month to month basis to, Cygni Capital, LLC, which is managed by Eric Chess Bronk, a previous president of our company and a current shareholder. Jason Daggett, one of our directors, and Carl Suter, a shareholder, are members of Cygni Capital, LLC. Mr. Bronk is also a Director of Rigel Funds Management, Ltd., formerly Mezzanine Fund Management, Ltd., which is a shareholder of our Company. Such relationships may represent a potential conflict of interest, as not being on an arm's length basis.

     Purchasing our shares is risky because we have no significant operating history upon which to evaluate the offering and have experienced losses from operations since commencing our current business. We were founded on March 1, 2000, and had no business operations until we began our current business of information technology consulting services in December 2002. For the nine months ended September 30, 2003, we generated revenues of only $36,108, with the cost of goods sold of $31,101, and total operating expenses of $173,432. Thus, we generated losses during this period of ($162,938). As a new company, we are subject to all risks, expenses, and uncertainties frequently encountered by companies in the new and rapidly evolving markets for information technology products and services, such as rapidly changing industry needs that may inhibit the acceptance of our services, over-production of certain technologies that may adversely effect our service price points, and non-acceptance of a particular technology, for which we may market services.

     You could lose your entire investment because our ongoing operating losses raise substantial doubt about our ability to continue in business. Our auditors have issued a going concern opinion as of the end of our most recent fiscal year, December 31, 2002. This means that our auditors believe there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. That is because as of December 31, 2002, we had suffered recurring losses from operations and had a net capital deficiency that raised substantial doubt about our ability to continue as a going concern. Accordingly, in order to stay in business we must raise cash either from the sale of services furnished by us or from sources other than sales of these services. Our only other source for cash at this time is investments by others in our company. From April to June 2003 we raised $500,000, and from August to October we raised $750,000, from the sale of stock to persons, including our management and selling stockholders. If these funds, together with the generation of revenues from our services, are not sufficient to support our operations during the next twelve months, then we may have to raise cash through loans or equity financing in order to support our business plan. If we are unable to raise additional capital then you may lose your entire investment.

     The loss of the services of current management would have a material negative impact on our operations. We will be dependent on our current management for the foreseeable future. The loss of the services of any member of this management group could have a material adverse effect on our operations and prospects since we anticipate that much of our current and future business is a result of the contacts generated by current management. Although we have employment agreements with our president, chairman, and vice-chairman, there is no assurance that they would not leave the company. We have not obtained "key man" insurance policies on any member of management.

     We will be in competition with a number of other companies, most of which are better financed than are we. The market for information technology services is intensely competitive and highly fragmented, subject to rapid change and highly sensitive to new providers and marketing efforts by industry participants. Our competitors include large information technology consulting and service providers and application software firms such as Accenture, EDS and

IBM Global Services; large Indian business process outsourcing firms such as HCL, Infosys, TCS and Wipro; smaller Indian business process outsourcing firms such as Cognizant and Sierra Atlantic; and major accounting firms such as Ernst & Young. There is also a high degree of competition among companies seeking to acquire interests in information technology service companies such as those we may target for acquisition. These include large information technology consulting companies and systems integrators such as Accenture, EDS and IBM Global Services. These competitors have longer operating histories and greater financial, technical, sales and marketing resources than do we. In addition, we also face competition from potential new entrants into the market who may develop innovative technologies or business models. Management cannot guarantee that we will be able to compete successfully against current and future competitors or that competitive pressures will not result in price reductions, reduced operating margins and loss of market share, any one of which could seriously harm our business.

     Changing laws in foreign jurisdictions could affect our ability to conduct business there by limiting the freedom to outsource services. On behalf of our clients, we are outsourcing or may outsource services to many foreign countries, such as India, Russia, and various Eastern European countries. We anticipate issues involving foreign exchange rates, the strength or weakness of the dollar, changes in tax rates, and the possibility of taxation of Internet services, all of which could adversely effect our current business or future business or ability to conduct business in foreign jurisdictions. We market our services worldwide and utilize venders and service providers in foreign countries. Social, political and economic conditions inherent in marketing within foreign countries, international operations, and international trade may change, including changes in the laws and policies that govern Internet and offshore financial operations. Such changes could have a material negative impact on our ability to conduct business in those countries.

Risks Related to Our Common Stock

     Investors in our common stock could experience substantial dilution upon exercise of our outstanding options. We currently have outstanding performance based options to purchase 3,037,500 shares of our common stock, of which 483,334 were vested at December 22, 2003, and the balance of which will vest, assuming certain performance benchmarks are met, if at all. These options are held by our directors, management, financial consultants and employees. Exercise of all of these options would result in the issuance of common stock in the amount of over 75% of the number of shares currently outstanding.

     If no market develops for our securities, investors may be unable to sell their shares. This is our initial public offering. The selling shareholders will sell at a price of $0.75 per share until our shares are quoted on the Pink Sheets or on the Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. There is no established public market for our common stock and we have arbitrarily determined the offering price. Although we hope to be quoted on the Pink Sheets or the OTC Bulletin Board, our common stock is not currently listed or quoted on any quotation service. There can be no assurance that our common stock will ever be quoted on any quotation service or that any market for our stock will ever develop. Until a market for our common stock develops, if any sales are consummated at a price different than $0.75 per share, we will report such sale on a prospectus supplement if the sale price is within 20% of this price, or in a post-effective amendment if the sale price is more than 20% of this price. Once a market develops, we will file a post-effective amendment to revise the cover page of this prospectus and the plan of distribution herein to reflect current market prices.

     Our shares will be designated as Penny Stock. Our shares will be designated as "penny stock" and thus may be more illiquid, if a market for the stock is established in the future. The SEC has adopted rules (Rules 15g-2 through l5g-6 of the Securities Exchange Act of 1934) which regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are any non-NASDAQ equity securities with a price of less than $5.00, subject to certain exceptions. The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customers account, to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a stock that is subject to the penny stock rules. Since our securities will be subject to the penny stock rules, investors in the shares may find it more difficult to sell their shares. The market liquidity for the shares could be severely and adversely affected by limiting the ability of broker-dealers to sell the shares and the ability of purchasers in this offering to sell their stock in any secondary market.

     Our board of directors can, without stockholder approval, cause preferred stock to be issued on terms that adversely affect common stockholders. Under our articles of incorporation, our board of directors is authorized to issue up to 20,000,000 shares of preferred stock, none of which are issued and outstanding as of the date of this prospectus, and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by our stockholders. If the board causes any additional preferred stock to be issued, the rights of the holders of our common stock could be adversely affected. The board's ability to determine the terms of preferred stock and to cause its issuance, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. Preferred shares issued by the board of directors could include voting rights, or even super voting rights, which could shift the ability to control the company to the holders of the preferred stock. Preferred shares could also have conversion rights into shares of common stock at a discount to the market price of the common stock which could negatively affect the market for our common stock. In addition, preferred shares would have preference in the event of liquidation of the corporation, which means that the holders of preferred shares would be entitled to receive the net assets of the corporation distributed in liquidation before the common stock holders receive any distribution of the liquidated assets. We have no current plans to issue any shares of preferred stock.

     We have not paid, and do not intend to pay, dividends and therefore, unless our common stock appreciates in value, our investors may not benefit from holding our common stock. We have not paid any cash dividends since inception. We do not anticipate paying any cash dividends in the foreseeable future. As a result, our investors will not be able to benefit from owning our common stock unless the market price of our common stock becomes greater than the price paid for the stock by these investors.

             SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under the "Prospectus Summary," "Risk Factors," and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "intend," "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                              USE OF PROCEEDS

     We are registering 3,305,000 shares for sale by the selling stockholders. We will receive no proceeds from the sale of the selling stockholder's shares.

                      DETERMINATION OF OFFERING PRICE

     There is no established public market for the shares of common stock being registered. As a result, the offering price and other terms and conditions relative to the shares of common stock offered hereby have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent, third party has been consulted concerning the offering price for the shares or the fairness of the price used for the shares.

                                 DILUTION

     We are registering 3,305,000 shares for sale by the selling stockholders. We will receive no proceeds from the sale of the selling stockholder's shares. Consequently, the sale by the selling stockholders of their shares will not result in any dilution in the purchase price of the stock compared to the net tangible book value per share immediately after the purchase.

                           SELLING STOCKHOLDERS

     This prospectus relates to the offer and sale of 3,305,000 shares of our common stock by the selling stockholders identified below. Except as noted below, none of the selling stockholders is, or has been during the last three years, affiliates of ours. The selling stockholders will determine when they will sell their shares. Although we have agreed to pay the expenses related to the registration of the shares being offered, we will not receive any proceeds from the sale of the shares by the selling stockholders. The following table sets forth certain information regarding the beneficial ownership of our common stock as of the date of this prospectus by each of the selling stockholders:
                                                             Shares
                                     Number of   Number of   Beneficially
                                     Shares      Shares      Owned after
Name                                 Owned       Offered     Offering(1)
----                                 ---------   ---------   ----------
47th Place Carpet & Linoleum, Inc.     35,000      35,000       -0-
E.G. Abbadessa                          2,500       2,500       -0-
Chris Allen                             5,000       5,000       -0-
Charles Anderson                        5,000       5,000       -0-
Peter Anderson & Danielle Anderson     24,667      24,667       -0-
Stephen M. Anderson                   100,000     100,000       -0-
Baldwin Investments Ltd                80,000      80,000       -0-
Craig Becker                            2,500       2,500       -0-
Linda Belanger                         26,800      26,800       -0-
Mike Borsetti                         100,000     100,000       -0-
Eric Bronk(2)                         140,000     140,000       -0-
Richard Brown                          50,000      50,000       -0-
Richard & Linda Burnstein               5,000       5,000       -0-
Bing I. Bush, Jr.                       2,500       2,500       -0-
David Caplan                           20,000      20,000       -0-
Lynn Carlson(3)                        20,000      20,000       -0-
Sangeet & Parvine Chowfla               2,500       2,500       -0-
Choy Tust, Kenneth Choy, Trustee       30,000      30,000       -0-
Michael J. Christiansen, Inc.          38,500      38,500       -0-
David W. Claflin                        2,500       2,500       -0-
Steve Claflin(4)                       90,000      90,000       -0-
Jason Daggett(5)                      200,000     200,000       -0-
Luan Dang                             100,000     100,000       -0-
Gary L. Davidson                        5,000       5,000       -0-
Christopher M. Davis                    5,000       5,000       -0-
Dunn Living Trust                       2,500       2,500       -0-
E.com Advantage, Inc.                  10,000      10,000       -0-
Tymberlee Ekis                         40,000      40,000       -0-
Graham P. Espley-Jones                  5,000       5,000       -0-
John Falzon                            25,000      25,000       -0-
Deborah Finch                           6,667       6,667       -0-
Fleming Securities                     80,000      80,000       -0-
Tracy Friden                            5,000       5,000       -0-
Greg Garrison & Megan Richmond         10,000      10,000       -0-
Greg Gilbert                            2,500       2,500       -0-
Joe Glenn                              50,000      50,000       -0-
Fidel Guzman                            5,000       5,000       -0-
Channing Hamlet                         5,000       5,000       -0-

James R. Henderson                     38,333      38,333       -0-
Nancy Do Hoang                         40,000      40,000       -0-
Wanda Hudson                           15,000      15,000       -0-
Allan A. Kennedy                        5,000       5,000       -0-
Sam Kermanian                           2,500       2,500       -0-
Matt Kerper                            10,000      10,000       -0-
Knitowski Children's Trust             70,000      70,000       -0-
The Knitowski Family Trust(6)         391,667     166,667     225,000
                                                               5.61%
Edwin & Mary Ann Knitowski             25,000      25,000       -0-
Jackie Lee                             25,000      25,000       -0-
Legend Advisory Corporation             5,000       5,000       -0-
James Liu & Winnie Wong                25,000      25,000       -0-
Walter J. Machok & Karen H. Machok     33,333      33,333       -0-
Tarlochan S. Matharu                    5,000       5,000       -0-
Scott McCall                            6,668       6,668       -0-
Mezzanine Fund Management Ltd., now
 Rigel Funds Management, Ltd.(2)       40,000      40,000       -0-
MCB Trust                              40,000      40,000       -0-
Kirk & Cathy Miller                     5,000       5,000       -0-
Robert F. Mitro Living Trust(7)       391,666     166,666     225,000
                                                               5.61%
Velia Mitro                            10,667      10,667       -0-
Richard N. Mitten                       5,000       5,000       -0-
James E. Morriss                       50,000      50,000       -0-
Manjeet Mudan                           2,500       2,500       -0-
Manjeet Singh Mudan                    40,000      40,000       -0-
Sukhbir Singh Mudan(8)                251,032       1,032     250,000
                                                               6.23%
Tejinder Kaur Mudan                     2,500       2,500       -0-
Cuong Ngo                              40,000      40,000       -0-
Minhn & Thanh P. Nguyen               100,000     100,000       -0-
Blaine Ott                             20,000      20,000       -0-
Lynn Ott                                5,000       5,000       -0-
Oxenburgh Trust                         5,000       5,000       -0-
Stanford E. Pennington, Jr.            10,000      10,000       -0-
Matthew Portoni                        35,000      35,000       -0-
Alexander Ramia                         2,500       2,500       -0-
Avtar Singh Ranshi(9)                 105,000     100,000      5,000
The Dear Heart Family Trust             5,000       5,000       -0-
Holly Rae Rund                          5,000       5,000       -0-
Seth J. Schubert                        5,000       5,000       -0-
Julia K. Sevier                         5,000       5,000       -0-
Shan Family Trust                      25,000      25,000       -0-
Sheikh Family Trust                    20,000      20,000       -0-
Michael A. Shields                      5,000       5,000       -0-
Matthew M. Simi                        33,333      33,333       -0-
Betsy R. Singley                        5,000       5,000       -0-
Steele Family Revocable Living Trust   25,000      25,000       -0-
Stella Steen & William Steen           32,000      32,000       -0-
Carl Suter(10)                         75,000      75,000       -0-
Damon Suter                            20,000      20,000       -0-

Ralph W. Thomas                         5,000       5,000       -0-
Richard J. Tierney II                  30,000      30,000       -0-
Naomi Tomita                           25,000      25,000       -0-
Ronald N. Vance(11)                   100,000     100,000       -0-
Verde Investments Ltd.                 50,000      50,000       -0-
Amer Vohora                             2,500       2,500       -0-
Philip Wade & Kristin Wade             26,667      26,667       -0-
Douglas L. Wadkins &
 Susan E. Monahan                     100,000     100,000       -0-
Wherle & Anderson Money Purchase
 Pension Plan                          33,333      33,333       -0-
Nicholas Williams & Deborah Williams   70,000      70,000       -0-
Jack H. Willingham                     25,000      25,000       -0-
Todd Wilson                             6,667       6,667       -0-
Gene Witkin                            20,000      20,000       -0-
John Wolfe                              8,000       8,000       -0-
Billy Yotty                            50,000      50,000       -0-
                                    ---------   ---------     -------
Totals                              4,010,000   3,305,000     705,000
                                    =========   =========     =======
__________
     (1) Assumes all of the shares offered are sold. This column also includes the percent ownership of the party after the offering, if the percentage is more than 1%.
     (2) Mr. Bronk was a founder of our company. He was a director from the organization of the company on March 23, 2000, until December 19, 2002.
He served as president from March 23, 2000, until August 1, 2002, and he served as treasurer from March 23, 2000, until December 19, 2002. Mr.
Bronk is the sole managing member of Cygni Capital LLC, an entity which subleases office space to us on a month-to-month basis for $500 per month and provides office services to us for $2,000 per month pursuant to a Management Services Agreement for office services which is terminable upon 30 days' notice by either party. Cygni Capital also provides business and financial consultant services to us for $5,000 per month in an oral arrangement which is terminable at any time by either party. Mr. Bronk is also an officer and a director of Mezzanine Fund Management Ltd., now known as Rigel Funds Management, Ltd., one of our shareholders.
     (3) Ms. Carlson served as a vice-president from March 23, 2000, until December 15, 2002. She served as secretary from March 23, 2000, to August 14, 2003. She has served as assistant secretary since October 28, 2003.
     (4) Mr. Claflin served as vice-president from December 19, 2002, until June 20, 2003.
     (5) Mr. Daggett has been a director since January 6, 2003. He also served as treasurer from December 19, 2002, until May 16, 2003. He has chaired our audit and compensation committees since August 14, 2003.
Mr. Daggett is also a member of Cygni Capital LLC, an entity which provides office space, office services, and consulting services to us.
     (6)  These shares are beneficially owned indirectly by Alan S.
Knitowski. Mr. Knitowski has been a director since April 29, 2003. He has served as chairman since June 11, 2003.
     (7)  These shares are beneficially owned indirectly by Robert F.
Mitro. Mr. Mitro has been a director since April 29, 2003. He has served as vice-chairman since June 11, 2003.
     (8) Mr. Mudan has been a director since August 1, 2002. He has served as president since August 1, 2002, and as treasurer since June 11, 2003.
     (9) Dr. Ranshi has served as a director since April 29, 2003. He has also served on our audit and compensation committees since August 14, 2003.
     (10) Mr. Suter is a member of Cygni Capital LLC, an entity which provides office space, office services, and consulting services to us.
     (11) Mr. Vance has served as outside counsel since the company's organization on March 23, 2000, and as secretary since August 14, 2003.

                         DESCRIPTION OF SECURITIES

     The shares registered pursuant to the registration statement of which this prospectus is a part are shares of common stock, all of the same class and entitled to the same rights and privileges as all other shares of common stock.

     We were originally authorized to issue up to 1,000,000 shares of $.001 par value common stock. On July 10, 2000, we amended our articles of incorporation to increase the number of authorized shares of common stock, and we are presently authorized to issue 100,000,000 shares of $.001 par value common stock. The holders of common stock, including the shares offered hereby, are entitled to equal dividends and distributions, per share, with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a pre-emptive right to subscribe for any securities of our company nor are any common shares subject to redemption or convertible into other securities of our company. Upon liquidation, dissolution or winding up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable.

     Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Under Nevada corporate law, holders of our company's common stock do not have cumulative voting rights, so that the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors, if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors. Notwithstanding this, Section 2115 of California corporate law would apply certain provisions of California corporate law to foreign corporations such as our company. In particular
Section 708 of California corporate law which mandates that shareholders have the right of cumulative voting at the election of directors would apply to our company. This means that a shareholder entitled to vote at any election of directors may cumulate his votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which his shares are normally entitled, or may distribute his votes on the same principle among as many candidates as he thinks fit.

     There are additional material rights of our shareholders which are affected by virtue of our company been a "pseudo-California" corporation under Section 2115. Under Section 305 of California corporate law if a vacancy in our board of directors is filled by the remaining directors and the directors appointed by the board constitute a majority, any shareholders owning an aggregate of 5% or more of the outstanding shares have the right to call a special meeting of shareholders to elect the entire board. Under Section 506 of California corporate law shareholders receiving any prohibited distribution for dividends, liquidation, redemption of shares, or similar transaction, with knowledge of facts indicating the impropriety thereof is liable to the corporation for the benefit of all of the creditors or shareholders entitled to institute action for the amount so received by the shareholder. Section 710 of California corporate law also limits the ability of a corporation to provide for super-voting shares by requiring approval of super-voting provisions by at least as large a portion of the outstanding shares as is required pursuant to the super-voting provisions and renewal of the provisions by the same portion every two years. Under Section 1300 of California corporate law shareholders shall have the right to vote, and shall have dissenters rights, in any transaction resulting in a change of control or in an acquisition of all or substantially all of the assets of another corporation. Under Section 1600 any shareholder or shareholders owning at least 5% of the outstanding shares may inspect and copy the record of shareholders' names and addresses or may obtain a shareholders' list from the transfer agent. Section 1601 also permits any shareholder to inspect the accounting books and records and minutes of proceedings of the shareholders and the board and committees, provided that the inspection is for a purpose reasonably related to the shareholder's interests as a shareholder.

                           PLAN OF DISTRIBUTION

     This prospectus covers 3,305,000 shares of our common stock. All of the shares offered are being sold by the selling stockholder. We will not realize any proceeds from the sale of the shares by the selling stockholder. This is our initial public offering. The selling shareholders will sell at a price of $0.75 per share until our shares are quoted on the Pink Sheets or the Over the Counter Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

     The shares covered by this prospectus may be offered and sold from time to time by the selling stockholder. The term "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions.
The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

  * purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  * ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  * block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  *  an over-the-counter distribution;

  *  in privately negotiated transactions; and

  *  in options transactions.

     In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

     To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions.
The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

     In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate.
Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

     In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

     In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

     At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

     We have agreed to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of:

  * such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement;

  * such time as all of the shares held by the selling stockholders may be sold to the public without registration or restriction pursuant to Rule 144(k) of the Securities Act, in the reasonable opinion of counsel to the selling stockholders; or

  *  December 31, 2007.

                       PRIOR BLANK CHECK INVOLVEMENT

     Several of our shareholders and former executives have had prior experience with blank check companies, which are development stage companies that have no specific business plan or purpose or have indicated that their business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person. Set forth below is certain information about these blank check companies and the involvement of these persons.

  * Alnilam Corp. This Nevada corporation was organized in 2000 and has not yet commenced any business operations. Mr. Daggett, one of our directors, has been the president, the sole director, and a shareholder of Alnilam since 2000, and Eric Bronk, a former officer and a current shareholder of our company, was the sole director of Alnilam from inception until May 2000. In addition, Carl Suter, one of our shareholders is a shareholder of this company. Alnilam has not conducted an initial public offering and has not been involved in any merger or acquisition transaction.

  * Cygni Investments, Inc. This Nevada corporation was organized in 1999 and has not yet commenced any business operations. Mr. Suter has been the president and sole director of Cygni since 1999. Mr. Daggett and Mr. Bronk are shareholders of this company. Cygni has not conducted an initial public offering and has not been involved in any merger or acquisition transaction.

  * Mezzanine Investments, Inc. This Nevada corporation was organized in 1999 and has not yet commenced any business operations. Mr. Bronk has been the president and sole director of this entity since 1999.
     Mr. Daggett and Mr. Suter are shareholders of this company. Mezzanine has not conducted an initial public offering and has not been involved in any merger or acquisition transaction.

  * Whitelight Technologies, Inc. This Nevada corporation was organized in 2000 and has not yet commenced any business operations. Mr. Bronk has been the president and sole director of this entity since 2000. Mr. Suter is a shareholder of this company. Whitelight has not conducted an initial public offering and has not been involved in any merger or acquisition transaction.

                               LEGAL MATTERS

     The validity of the shares offered under this prospectus is being passed upon for us by Ronald N. Vance, P.C., Attorney at Law, 57 West 200 South, Suite 310, Salt Lake City, Utah 84101. Mr. Vance owns 100,000 shares of our common stock, all of which are included in this offering.

                                  EXPERTS

     The financial statements of our company for the years ended December 31, 2002 and 2001 included in this prospectus have been examined by Bierwolf, Nilson & Associates, 1453 South Major Street, Salt Lake City, Utah 84115, independent certified public accountants, as indicated in their report, and are included in this prospectus in reliance on the report given upon the authority of that firm as experts in accounting and auditing.

                          ADDITIONAL INFORMATION

     We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

     This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

              INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

     The following documents filed by us with the SEC are incorporated herein by reference:

  * Our annual report on Form 10-KSB for the year ended December 31, 2002, as filed with the SEC on March 31, 2003, as amended and filed with the SEC on December 24, 2003.

  * Our quarterly report on Form 10-QSB for the quarter ended September 30, 2003, as filed with the SEC on November 7, 2003, as amended and filed with the SEC on December 24, 2003.

  * Our current report on Form 8-K dated December 8, 2003, as filed with the SEC on December 10, 2003.

  * All other reports filed by us pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since the date of our latest annual report on Form 10-KSB.

     Upon request, we will provide you, at no cost to you, a copy of any or all of the information that has been incorporated by reference in this prospectus. Requests may be made by telephone or by writing to: Caneum, Inc., 170 Newport Center Drive, Suite 220, Newport Beach, CA 92660, Attention Sukhbir Singh Mudan, President; telephone (949) 273-4000.

           DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
                      FOR SECURITIES ACT LIABILITIES

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

           _____________________________________________________

                               CANEUM, INC.
                          [A Nevada Corporation]


                             3,305,000 Shares


                               Common Stock

                              _______________

                                PROSPECTUS
                              _______________


                               CANEUM, INC.


                         170 Newport Center Drive
                                 Suite 220
                         Newport Beach, CA  92660

                         Telephone (949) 273-4000


                           _______________, 2003

           _____________________________________________________

Until                            , 2004, all dealers that effect
transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                  PART II

                INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     The following is an itemized statement of the estimated amounts of all expenses payable by the Registrant in connection with the registration of the common stock, other than underwriting discounts and commissions. All amounts are estimates except the SEC registration fee.

     Securities and Exchange Commission - Registration Fee  $    277
     Printing and Engraving Expenses                        $  1,723
     Edgarizing Fees                                        $  2,500
     Accounting Fees and Expenses                           $  2,500
     Legal Fees and Expenses                                $ 10,000
                                                            --------
          Total                                             $ 17,000
                                                            ========

     None of the expenses of the offering will be paid by the selling security holders.

Item 15.  Indemnification of Directors and Officers.

     Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons' conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

     Article VI of the bylaws of the Company provides that the corporation shall indemnify its directors, officers, and agents to the full extent permitted by the laws of the State of Nevada.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits

     Exhibit
     No.       Description of Exhibit                              Location
     -------   ----------------------                              --------
     3.1       Articles of Incorporation filed March 1, 2000         (1)
     3.2       Current Bylaws                                        (1)

     3.3       Articles of Amendment filed July 10, 2000             (2)
     3.4       Certificate of Amendment filed March 5, 2003          (3)
     3.5       Certificate of Amendment filed July 21, 2003          (4)
     4.1       Form of Common Stock Certificate                      (1)
     4.2       Amended 2002 Stock Option/Stock Issuance Plan         (5)
     5.1       Opinion re Legality of Shares                       Attached
     10.1      Promissory Note dated March 27, 2002                  (2)
     10.2      Promissory Note dated May 2, 2001                     (2)
     10.3      Promissory Note dated August 1, 2001                  (2)
     10.4      Promissory Note dated June 14, 2002                   (3)
     10.5      Promissory Note dated December 31, 2002               (3)
     10.6      Employment Agreement dated October 28, 2003,
               with Sukhbir Singh Mudan                              (5)
     10.7      Employment Agreement dated October 28, 2003,
               with Alan S. Knitowski                                (5)
     10.8      Employment Agreement dated October 28, 2003,
               with Robert F. Mitro                                  (5)
     10.9      Asset Purchase Agreement dated December 15, 2002,
               with E.com Advantage, Inc.                          Attached
     10.10     Sublease dated November 1, 2003, with
               Cygni Capital LLC                                   Attached
     10.11     Management Services Agreement dated November 1,
               2003, with Cygni Capital LLC                        Attached
     23.1      Consent of Independent Auditors                     Attached
     23.2      Consent of Attorney (included in Exhibit 5.1)         --
_______________
     (1) Incorporated by reference from our registration statement on Form 10-SB filed with the Securities and Exchange Commission on July 21, 2000 (File No.0-30874).
     (2) Incorporated by reference from our 2001 annual report on Form 10-KSB filed with the Securities and Exchange Commission on April 1, 2002 (File No.0-30874).
     (3) Incorporated by reference from our 2002 annual report on Form 10-KSB filed with the Securities and Exchange Commission on March 31, 2003 (File No.0-30874).
     (4) Incorporated by reference from our quarterly report on Form 10-QSB for the quarter ended June 30, 2003, filed with the Securities and Exchange Commission on August 14, 2003 (File No.0-30874).
     (5) Incorporated by reference from our quarterly report on Form 10-QSB for the quarter ended September 30, 2003, filed with the Securities and Exchange Commission on November 7, 2003 (File No.0-30874).

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by section 10(a)(3) of the Securities Act;

          (ii) Reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) Include any material or changed information with respect to the plan of distribution.

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Newport Beach, California, on December 22, 2003.

                                   Caneum, Inc.

                                   By: /s/ Sukhbir Singh Mudan
                                   Sukhbir Singh Mudan, President and
                                   Treasurer (Principal Executive Officer,
                                   Principal Financial Officer, and
                                   Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

     NAME                          TITLE          DATE
     ----                          -----          ----
     /s/ Sukhbir Singh Mudan       Director       December 22, 2003
     Sukhbir Singh Mudan

     /s/ Jason Daggett             Director       December 23, 2003
     Jason Daggett

     /s/ Avtar Singh Ranshi        Director       December 23, 2003
     Dr. Avtar Singh Ranshi

     /s/ Robert F. Mitro           Director       December 23, 2003
     Robert F. Mitro

     /s/ Alan S. Knitowski         Director       December 23, 2003
     Alan S. Knitowski



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